FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 20 de agosto de 2014.

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, el directorio de Banco Santander – Chile, en adelante el “Banco”, aprobó la celebración de las siguientes operaciones para la prestación de servicios de tecnología con partes relacionadas, correspondientes a los siguientes contratos:

1)	Con la sociedad Isban Brasil:
a)	Contrato para encriptar información del disco duro de portátiles (notebooks) entregados por el Banco a sus funcionarios, para efectos de mitigación de la fuga de información, protegiéndola en caso de robo, sustracción o pérdida del equipo.
b)	Contrato para Migración de Servicios de Seguridad Lógica, relacionados a Escaneo de Vulnerabilidades ante ataques cibernéticos, administración del Antivirus, Antispam y los Proxy de todas las plataformas del Banco.

2)	Con la sociedad Isban España:
a)	Contrato denominado Basilea – Soporte Correctivo, con el objeto de la implementación de desarrollos para el mejoramiento de la calidad de la información aprovisionada, mantenimiento correctivo, soporte funcional y evolutivo para el cálculo del capital regulatorio y capital económico del Banco.
b)	Contrato denominado Basilea – Desarrollos Normativos, con el objeto de la implementación de desarrollos necesarios para dar cumplimiento a normas sobre Capital Regulatorio y Económico.

3)	Con las sociedades Isban España e Isban Chile:

Contrato Programa Corporativo de Pagos, correspondiente a un conjunto de iniciativas que persiguen dotar al Banco de un motor de Pagos de Abonos Masivos robusto (Primera Fase) y que sea utilizable por múltiples canales y con alta disponibilidad 7X24.

Con relación a estas operaciones, los directores Vittorio Corbo Lioi, quien presidió la reunión, Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Víctor Arbulú Crousillat, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Juan Pedro Santa María Pérez y los directores suplentes Raimundo Monge Zegers y Orlando Poblete Iturrate, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose en precios, términos y condiciones a aquellos que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del Banco.

No asistieron a la reunión, habiéndose excusado, los directores señores Marco Colodro Hadjes y Carlos Olivos Marchant.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c.	Superintendencia de Valores y Seguros.

Santiago, August 20, 2014.

Mr.
Eric Parrado Herrera
Superintendent of Banks and
Financial Institutions
Present

Ref: Material Event

Mr. Superintendent:

As set out in Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we inform that in the regular Board meeting held yesterday, the Board of Banco Santander - Chile, hereinafter "Bank", approved the holding of the following for the provision of technology related contracts for the following parts:

1)	With the Society Isban Brazil:

a) Contract to encrypt data on the hard disk laptops (notebooks) delivered by the Bank to its employees, for the purpose of mitigating data leakage, protecting against theft or loss of equipment.

b) Contract for Migration of Security services relating to Vulnerability Scanning for cyber-attacks, administration of Antivirus, Antispam and Proxy of all of the Bank’s platforms.

2)	With the Society Isban Spain:

a) Contract called Basel - Corrective Support, in order to implement developments to improve the support for the calculation of regulatory and economic capital of the Bank.

b) Contract called Basel - Regulatory Developments, with the aim of implementing necessary developments to comply with rules on regulatory and economic capital

3)	With Societies Isban Chile and Isban Spain:

Contract for a series of initiatives that aim to provide the Bank with a Mass Payment System Engine (First Phase), which is usable by multiple channels and high availability.

In connection with these transactions, the directors Vittorio Corbo Lioi, who chaired the meeting, Oscar Von Chrismar Carvajal, Mauricio Larrain Garces, Lucia Santa Cruz Sutil, Victor Arbulú Crousillat, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Juan Pedro Santa María Pérez and alternate directors and Raimundo Monge Zegers Orlando Poblete Iturrate, expressed the consent for the Bank in hiring the services mentioned, adjusting the pricing, terms and conditions to those prevailing in the market, also agreed with the report of Directors' Committee and Audit of the Bank.

Having been excused, directors Mr. Marco Colodro Hadjes and Carlos Olivos Marchant did not attend the meeting.

Yours sincerely,

Claudio Melandri Hinojosa

General Manager

C.c.	Superintendencia de Valores y Seguros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 26, 2014